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Exhibit 21

Subsidiaries of the Registrant

Organized Under Law Of
Shenzhen Silicon Laboratories Technology Co. Ltd.	China
Silicon Laboratories France SAS	France
Silicon Laboratories GmbH	Germany
Silicon Laboratories Asia Pacific, Limited	Hong Kong
Silicon Laboratories Hungary Korlátolt Felelösségü Társaság	Hungary
Silicon Laboratories Semiconductors India Private Limited	India
ChipSensors Limited	Ireland
Silicon Laboratories Ireland Limited	Ireland
Silicon Laboratories Italy, S.r.l.	Italy
Silicon Laboratories Y.K.	Japan
Silicon Laboratories International Pte. Ltd.	Singapore
Silicon Laboratories Teknoloji Limited Sirketi	Turkey
Silicon Laboratories Technology UK Limited	United Kingdom
Silicon Laboratories UK Limited	United Kingdom
Silicon Labs Spectra, Inc.	State of California
Silicon Laboratories Technology, LLC	State of Delaware
Silicon Labs Ember, Inc.	State of Delaware

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  Exhibit 21
Subsidiaries of the Registrant